VIA EDGAR

November 1, 2006

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	IMMS, Inc.
(File No. 333-137098)

Dear Ladies and Gentlemen:

At the request of IMMS, Inc.. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 28, 2006 from Jennifer R. Hardy of the Commission to Kevin P. O’Connell, President and Chief Operating Officer of the Company, relating to the registration statement on Form SB-2 of the Company initially filed with the Commission on September 9, 2006 (the “Registration Statement”).  We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.  In addition to the disclosure in response to the comment letter dated September 28, 2006, Amendment No. 1 to the Registration Statement includes disclosure with respect to the following changes:

•	The Company has revised the terms of the Company’s initial public offering to include the sale of an additional 1,497,500 shares of common stock.

The Company previously remitted $6.54 by wire transfer to the Commission’s lockbox depository in payment of the required registration fee.  Additionally, the Company has remitted by wire transfer to the Commission’s lockbox depository an additional $ $3.40 in payment of the required registration fee.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.	Comment: We note the following:

•	On page 6, you disclose that you have a short operating history and must be considered in the development stage.

•
You disclose on page 10 that your goal is to control, manage, and market a professional multi-car motorsports operation that will participate primarily in NASCAR; however, you disclose on page 6 that you have not entered into any definitive arrangements with any sponsors, drivers, crew chiefs, suppliers, distributors or manufacturers and you do not have any contractual relationship with NASCAR.

•	As disclosed on page 7, your future success will depend on your ability to raise additional funds and your ability to raise future sponsorship money.

•	You have not had significant revenue for the years 2004 and 2005 and through the six months ended June 30, 2006.

Response: The financial statements have been revised to include the information required by paragraphs 11 and 12 of SFAS 7.

2.
Comment: Please revise your financial statements to include the comparable period of the preceding fiscal year for your interim financial information as of June 30, 2006. Refer to Item 3 10(b) of Regulation S-B.

Response: The financial statements have been revised to include the comparable period information for the preceding fiscal year.

Registration Statement’s Facing Page

3.	Comment: Since the securities being registered are to be offered on a delayed or continuous basis under Rule 415, check the applicable box on the registration statement's facing page.

Response: The appropriate box has been checked.

Prospectus” Outside Front Cover Page

4.
Comment: Disclosure that the selling stockholders may sell the shares of common stock being registered in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions is inconsistent with disclosures in footnote (1) on the registration statement's facing page and in the plan of distribution section that the offering price is $0.02 per share and if and when the common stock is listed on the

Over-the-counter Bulletin Board or OTCBB, the price will be established according to the demand for the stock and will fluctuate based on that demand. Revise to clarify, if true, that the selling stockholders will offer their shares of common stock at $0.02 per share until IMMS' common stock is quoted on the OTCBB and after that at prevailing market prices or privately negotiated prices.

Please note that it is our position that when there is no existing market for the securities, stating that selling stockholders will sell at prevailing market prices or negotiated prices does not satisfy the requirements of paragraph 16 of Schedule A and Item 501(a)(8) of Regulation S-B.

Response: The appropriate revision has been made to comply with your comment.

5.	Comment: We note that IMMS has made application for its common stock to be quoted on the OTCBB. Revise here and elsewhere to remove the implication that quotation is assured.

Response: The appropriate revision has been made to comply with your comment.

Table of Contents

6.
Comment: The table of contents must show the page number of the various sections or subdivisions of the prospectus. Item 502(a) of Regulation S-B. We note that you omit the page number of various sections or subdivisions such as the description of business and certain relationships and related transactions sections. Please revise.

Response: The Table of Contents has been revised.

7.
Comment: We are unable to locate some sections or subdivisions of the prospectus that are listed in the table of contents. For example, we are unable to locate "Special Note Regarding Forward-Looking Statements," "Certain Transactions and Relationships," and "Where You Can Find Additional Information." Plea & revise. Further, ensure that the list of sections or subdivisions in the table of contents conforms to the captions of the sections or subdivisions in the prospectus.

Response: The Table of Contents has been revised to comply with your comment.

Prospectus Summary, The Company, Page 5

8.	Comment: Describe briefly the nature of IMMS' business to give investors context when reading the risk factors.

Response: A brief description of the business of the Company has been added to the paragraph entitled “The Company.”

The Offering

9.	Comment: Include the price per share of the common stock being offered by the selling stockholders.

Response: The price per share of common stock has been added.

Risk Factors, page 6

10.	Comment: Disclosure in the first risk factor states that IMMS has a limited operating history, with historical losses. Quantify IMMS' losses during the periods presented in the financial statements.

Response: The risk factor has been revised to comply with your comment.

11.
Comment: Disclosure in the first risk factor states that IMMS' founders have made limited contributions to IMMS' capital, but not enough to carry out IMMS' business plans. Quantify the contributions made by IMMS' founders to its capital. Quantify the known or estimated amount of capital that IMMS requires to carry out its business plans. We note the disclosure in MD&A that IMMS' capital requirements consist of general working capital needs, scheduled principal and interest payments on debt obligations, and capital expenditures.

Response: The risk factor has been revised to comply with your comment.

12.
Comment: Disclosure in the first risk factor states that IMMS' business model contemplates that it will further develop its racing operation and also a marketing operation that will be its primary source of profits. Clarify what IMMS' business model is. For example, disclosure in MD&A states that IMMS is an advertising and marketing company focused on the auto racing arena. Disclosure in the financial statements' Note 1 states, however, that IMMS designs and assembles motorsport racecars for its own use and competes in organized racing events. Ensure that disclosures about IMMS' business throughout the registration statement, including the financial statements' notes, are consistent.

Response: The risk factor has been revised to include the following sentences “We use our racecars to market and promote the products and services of sponsor clients. We contemplate that we will further develop our racing operations into which we will reinvest a majority of the profits, if any, back into the company” We believe that this clarifies what is our “business model.” This is consistent with other revisions made in this Amendment # 1 to the registration statement.

13.
Comment: Disclosure in the third risk factor states that IMMS must create and maintain a good working relationship with NASCAR to be successful. Disclosure in MD&A states, however, that IMMS is in the process of changing race series from a NASCAR based venue to a road racing venue, the Grand American Series. Further, disclosure in the business section states that IMMS does not intend to compete in the NASCAR super late model series in the future and will instead focus on competing in road racing events sanctioned by NASCAR. Please reconcile the disclosures. If IMMS does not intend to compete in the NASCAR super late model series in the future and will instead focus on competing in road racing events sanctioned by NASNASC, the relevance of the discussion in the fourth risk factor about NASCAR to IMMS' competitive position is unclear. Please revise or advise.

Response: The disclosure in the “Business of the Company” section has been revised to indicate the importance of the Company’s relationship with NASCAR. Therefore, we believe the disclosure in the third and fourth risk factors, as revised, are appropriate.

14.
Comment: Disclosure in the seventh risk factor states that although IMMS' ability to attract sponsors to fund racing operations will be a significant factor in its success or failure, IMMS has had limited sponsors to date. Quantify the revenues that IMMS has obtained from sponsors during the periods presented in the financial statements.

Clarify whether IMMS is dependent on one or more sponsors. We note the disclosure on page F-8 that IMMS had limited revenues in 2004, 2005, and for the six months ending June 30, 2006 from a small client base.

Response: The risk factor has been revised to comply with your comment.

15.
Comment: Disclosure in the ninth risk factor states that IMMS is dependent on its key personnel. Clarify that Messrs. Kevin P. O'Connell, David A. Rifkin, and John A. Brunkow devote 25% or less of their time to IMMS' business. We note the disclosure in the management section.

Response: The risk factor has been revised to comply with your comment.

16.	Comment: Disclosure in the eleventh risk factor states that IMMS' revenue model is new and evolving. Describe briefly what IMMS' revenue model is.

Response: The risk factor has been revised to describe our revenue model.

17.
Comment: We note that the report of IMMS' independent public accountant includes a going concern paragraph. Include as a discrete risk factor the risks in using IMMS financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should IMMS be unable to continue as a going concern.

Response: A new risk factor has been added in response to your comment.

18.	Comment: Because the report of IMMS' independent public accountant includes a going concern paragraph, expand the risk factor disclosure to include a discussion of:

•	Rate at which IMMS burned cash in the first and second quarters of 2006.

•	Costs of funding IMMS' business plans, including changing race series from a NASCAR based venue to a road racing venue, the Grand American Series.

•	Any significant changes in the number of employees

•	Other known or estimated material operational costs during the next 12 months.

Response: See response to Comment 17 above.

19.	Comment: Move the last paragraph in the risk factors section so that the information is presented in a discrete section and not as part of the risk factors section.

Response: The risk factor has been removed and a new discrete section of the Prospectus entitled “Penny Stock” has been added after the “Description of Securities” section.

20.
Comment: Since IMMS has made a strategic change to focus its efforts on competing in road racing events sanctioned by NASAIASC, focused its resources in the first quarter of 2006 on reconstructing and rebuilding its fleet of stockcars so that they could be sold to other teams and owners interested in participating in NASCAR "circle track" events, sold two of its super late models through June 2006, and completed the modification and conversion of another of its stockcars into a ASC road race car, the relevance of the detailed and prominent discussions under "NASCAR Qualifications" and 'NASCAR'S strategic Plan" to IMMS' business is unclear. Please revise or advise.

Response: The disclosure under Business of the Company has been revised to indicate that the Company intends to enter its racecars in NASCAR road racing events. Accordingly, the Company believes that the discussions of NASCAR Qualifications are appropriate.

21.	Comment: Provide us support for IMMS' beliefs as disclosed on page 12 that:

•	Road racing is the fastest growing part of the motorsports racing industry.

•	This trend will continue to be appealing to the public and to potential sponsors.

Response: A new paragraph has been added with information about NASCAR. The Company has removed the language referred to in your comment.

22.
Comment: Disclosure on page 12 states that IMMS' current business platform has attracted "In Kind" sponsors. Clarify whether IMMS has received revenues from in-kind sponsors. If so, state the amount of revenues received from in-kind sponsors during the periods presented in the financial statements.

Response: The disclosure has been revised in accordance with your comment

23.	Comment: Discuss competitive business conditions and IMMS' competitive position in the industry and methods of competition. See Item 101(b)(4) of Regulation S-B.

Response: A new section entitled “Competition” has been added under Business of the Company.

24.	Comment: If IMMS is dependent on one or a few major customers, so disclose. See Item 10l(b)(6) of Regulation S-B.

Response: IMMS is not dependent upon any one customer, nor a few major customers

25.	Comment: If material, discuss the effect of existing or probable governmental regulations on IMMS' business. See Item 10 1 (b)(9) of Regulation S-B.

Response: To the Company’s knowledge, there are no existing or probable governmental regulations that are material to its business.

26.	Comment: If material, discuss the costs and effects of compliance with federal, state, and local environmental laws. Item 101(b)(11) of Regulation S-B.

Response: There are no material costs and effects of compliance with federal, state, and local environmental laws.

27.	Comment: Disclose the number of total employees and the number of full time employees. See Item 101(b)(12) of Regulation S-B.

Response: A new section entitled “Employees” has been added under Business of the Company.

In Kind Sponsor

28.	Comment: State the known or estimated amount of an in-kind sponsorship fee. We note the disclosures of fees for focus, primary, and associate sponsors.

Response: The Company cannot estimate the amount of In-Kind sponsorship fees. The disclosure has been revised to indicate that the Company does not expect more than the minimum revenue from In-Kind sponsors.

29.
Comment: Disclosure states that clients pay a "Preparation Fee" and a per diem fee under its Show Car marketing program. State the known or estimated amount of the preparation fee and the per diem fee.

Response: The disclosure has been revised to comply with your comment.

Management’s Discussion and Analysis or Plan of Operations Trends and Outlook

30.
Comment: Disclosure states that if "certain standards" set by IMMS' sponsors are or are not met, IMMS could increase or decrease its sponsor revenue. Identify and explain the "certain standards" set by IMMS' sponsors. Clarify whether IMMS satisfies the standards. If IMMS does not satisfy the standards, explain whether and how IMMS intends to satisfy the standards.

Response: The disclosure has been revised to comply with your comment.

Significant Accounting Policies, Revenue Recognition

31.
Comment: Your revenue recognition policy on page 15 states that revenue is recognized when an agreement is reached to place a client's logo on your race car. However, on page F- 7, under significant accounting policies, you disclose that revenue is recognized on an accrual basis as earned under contract terms. Please advise or revise.

Response: The disclosure has been revised.

32.
Comment: We also note your disclosure on page F-8 that you earn revenue from race purses and the sale of advertising to racing sponsors. Please expand your revenue recognition policy to explain when you consider revenue to be "earned" for the purposes of recognition and to discuss your revenue recognition policy for both of these sources of revenue, including each of the four levels of sponsorship as you disclose on page 12, if they are different. Further, please ensure that your revenue recognition policy is in compliance with SAB 104 as it is unclear how the recognition of revenue when an agreement is reached complies with SAB 104.

Response: The disclosure has been revised.

33.
Comment: Please expand the discussion in your results of operations section to allow your readers to better understand the underlying economic and business reasons for the changes in your business from management's perspective. For example,

•	Explain how the increased competition in the motorsports marketing arena directly affected the decrease in your revenue from 2004 to 2005.

•	Quantify the specific reasons for the increase of $374,451 in your operating expenses for the year ended December 3 1,2005, including a discussion of what are your specific operating expenses.

•
Expand your discussion of operating expenses for the six months ended June 30, 2006 to discuss why your operating expenses decreased by $125,555 compared to the six months ended June 30,2005, in consideration that you discuss the proposed change of race series and additional costs related to the audit which would suggest operating expenses would increase period over period.

•	Explain why the proposed change of racing circuit resulted in a decrease of revenue to zero for the six months ended June 30.2006.

Refer to guidance presented in Release No. 33-8350, "Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," in future filings.

Response: The disclosure has been revised.

34.
Comment: We note your disclosures on page 17 that you will be able raise sufficient capital over the next 12 months to finance operations and your capital requirements consist of general working capital needs, scheduled principal and interest payments. Please expand your liquidity discussion to describe how much capital you anticipate is necessary to fund your capital requirements for the next 12 months and how you intend to raise this capital.

Response: The disclosure has been revised.

Management

35.
Comment: In the biographical paragraphs of Messrs. Kevin P. O'Connell, David M. Rifkin, John A. Brunkow, and Edward A. Bernabeo, describe briefly their business experience during the past five years. Item 401(a)(4) of Regulation S-B.

Response: The disclosure has been revised.

Option Grants in Last Fiscal Year

36.
Comment: Disclosure states that IMMS did not award options to its executive officers in 2005 or 2004 under any of its three incentive plans. File the three plans as exhibits to the registration statement. See Item 601(b)(l 0)(ii)(A) of Regulation S-B. Also, if the 2005 stock option plan referenced under "Long Term Incentive Plans" is not one of these three plans, file also the 2005 plan as an exhibit.

Response: The 2005 Long Term Incentive Plan is the only option plan that is still in effect. A copy of the 2005 Plan is included in this filing as an Exhibit. The 2004 Plan was cancelled when the 2005 Plan was adopted. There were never three plans in effect. The disclosure has been revised.

Certain relationships and Related Transactions

37.
Comment: Disclosure that IMMS received $66,500 from General Pacific Partners, LLC or GPP and that GPP converted only $66,000 of the indebtedness appears inconsistent with disclosures on pages F-6 and F-10 that IMMS issued common shares to retire related party debt of $282,982 in 2005. Please reconcile the disclosures.

Response: The disclosure has been revised. GPP converted $66,500 of the indebtedness.

38.	Comment: Disclosure here that IMMS received $66,500 from GPP is inconsistent with disclosure on page 33 that only $66,000 was owed to GPP. Please reconcile the disclosures.

Response: The disclosure has been revised to show the correct amount.

39.
Comment: Disclosures on pages F-6 and F-10 that IMMS issued 2,829,820 common shares to retire related party debt in 2005 are inconsistent with disclosures here. Please reconcile the disclosures. For example, clarify how many shares post reverse split were issued to GPP.

Response: The disclosures have been reconciled.

Selling Stockholders

40.	Comment: Describe briefly how each selling stockholder acquired the securities being offered for resale.

Response: The Selling Stockholders’ table now footnotes how each selling stockholder obtained their shares

41.
Comment: For a beneficial owner such as Capital Strategy Partners, LLC that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For guidance, you may refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Response: The person having sole voting control of the shares has been named in the footnotes to the table of Selling Stockholders.

42.	Comment: Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate.

Response: None of the selling stockholders are a broker/dealer or an affiliate of a broker/dealer except Edward Bernabeo, who is trader for Strikepoint Trading, a registered broker-dealer in Mission Viejo, California and Chad Arnold who is a Registered Representative for Charles Schwab  & Co.

43.
Comment: If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker/dealer acquired the securities as compensation for underwriting activities, IMMS must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Response: Neither Edward Bernabeo nor Chad Arnold received their shares as compensation for underwriting activities.

44.	Comment: If a selling stockholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

•	Purchased in the ordinary course of business the securities to be resold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If IMMS is unable to make the representations noted above in the prospectus, IMMS must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the selling- stockholder is an affiliate of an underwriter that cannot make these representations.

Response: See Response #42 above. The disclosure has been revised, as a footnote to the Selling Stockholders’ table, to comply with your comment

45.
Comment: State any position, office, or other material relationship that each selling stockholder has had within the past three years with IMMS or any of its predecessors or affiliates. See Item 507 of Regulation S-B.

Response: A footnote has been added to the Selling Stockholder table indicating that Messrs Rifkin and Bernabeo are officers of the Company. No other selling stockholder has held any position or had a material relationship with the Company in the last three years.

46.	Comment: Describe briefly any continuing relationships of IMMS with selling stockholders in this section.

Response: See Response #45 above.

47.	Comment: If applicable, expand the disclosure to include all compensation fees payable under financing agreements with selling stockholders

Response: There are no financing arrangements with selling stockholders

48.	Comment: Consider adding disclosure that the term selling stockholders includes them and their transferees, pledges, donees, or their successors.

Response: The disclosure has been revised to include the suggested language.

49.	Comment: State that IMMS will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

Response: The disclosure has been revised to include the suggested language.

50.
Comment: The name of Jonathan Destler is listed as a selling stockholder twice in the table of selling stockholders. If the two selling stockholders are the same person, combine the information so that the name of Jonathan Destler appears only once in the table of selling stockholders.

Response: Jonathan Destler’s information has been combined per your comment.

Plan of Distribution

51.
Comment: We note the disclosure beginning with the phrase "To the extent required," IMMS will file a post-effective amendment to the registration statement, disclosing the name of any broker-dealer and other facts material to the transaction. If a post-effective amendment is not required, confirm that IMMS will file a supplement to this prospectus when a selling stockholder enters into a material arrangement with a broker-dealer for sale of the common stock being registered.

Response: This will confirm that the Company will file a supplement to the Prospectus when a selling stockholder enters into a material arrangement with a broker-dealer for the sale of the common stock being registered, if a post-effective amendment is not required.

Available Information

52.
Comment: Disclosure that IMMS is subject to information requirements of the Exchange Act is inaccurate because IMMS is not and will not become a reporting company before the registration statement's effectiveness. Please revise.

Response: The disclosure has been revised to comply with your comment.

Report of Independent Registered Public Accounting Firm

53.
Comment: We note that your independent registered public accountant is licensed in the state of Colorado while your principal operations are in the state of California. Confirm to us that Ronald R. Chadwick, P.C. is in compliance with the California state licensing requirements. In the event of noncompliance with California state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Response: The audit relationship between Ronald R. Chadwick, P.C. and IMMS, Inc. is not out of compliance with California State licensing requirements. The Company is a Nevada corporation that solicited and retained Ronald R. Chadwick, P.C. in Colorado. The Company ships or emails its financial records to Colorado for audit. The Company's material fixed assets are mobile and transported to any number of states for competition, where they are available for site inspection. We do not believe any accounting interaction between the Company and Ronald R. Chadwick, P.C. runs contrary to the California Business and Professional Code, more specifically 5050(b), as amended by AB1868.

Statements of Operations

54.
Comment: We note that you have presented your gain on asset sales as non-operating income. Please revise your statements of operations to reflect this gain as a component of operating loss. Refer to paragraph 45 of SFAS 144.

Response: The disclosure has been revised to comply with your comment.

Note 1. Significant Accounting Policies. Cash and cash equivalents

55.
Comment: We note your disclosure that you consider all highly liquid investments with an original maturity of six months or less as cash equivalents. Please revise your classification on your balance sheet and statement of cash flows as well as your disclosure to state investments with an original maturity of three months or less are considered cash equivalents. Refer to paragraph 8 of SFAS 95.

Response: The disclosure has been revised to comply with your comment. The cash policy footnote was incorrectly stated as “six months.” The classifications on the balance sheet and cash flow statement were done on a three month basis.

Note 1.	Significant Accounting Policies. Property and Equipment

56.
Comment: Please revise your PP&E policy to disclose the useful lives that you are depreciating your racecars and equipment and shop and pit equipment. In addition, please explain to us your basis to determine the useful lives of your PP&E.

Response: The disclosure has been revised. The Company has set estimated useful lives of racecars and shop and pit equipment based on observation and experience in the industry, with care taken to be reasonable and conservative.

Note 1.	Recent Accounting Pronouncements

57.
Comment: We note your statement on page F-9 that the adoption of SFAS 153 did not have a material effect on your results of operations. Please tell us your consideration of SFAS 153 on your arrangement with Mr. Calvin where your racing and promotional cars are managed and maintained from a facility owned by Mr. Calvin in exchange for the name and logo of his family business prominently placed on certain racecars and drivers suits as disclosed on page 13. We further note your disclosure on page 14 that your revenue is currently derived from sponsorship clients, in that in exchange for sponsorship money your clients place advertisements on your race cars.

Response: For purposes of SFAS 153, the Company treats the Calvin exchange and like transactions as non-monetary exchanges without commercial substance, as the cash flow effect on the respective companies cannot currently be reliably measured.

Note 2. Related Party Transactions

58.
Comment: We note your disclosure of payments on an equipment loan taken out by a company officer. Please tell us how you account for the loan, these payments on the loan, the related assets, and your use of the assets. Please also tell us where you reflect the payments on the equipment loan in your statement of cash flows and your basis for doing so.

Response: The Company accounts for the payments as a rental expense, which is reflected in the net operating loss on the statement of cash flows. Neither the loan itself, nor the equipment collateralizing the loan, which is also in the officer's name, are recorded on the books of the Company.

Note 5. Going Concern

59.
Comment: Please revise your going concern disclosure to provide robust disclosures regarding the substantial doubt about your ability to continue as a going concern. Specifically, please revise your disclosure to include:

•	The possible effects of such conditions and events.

•	Your evaluation of the significance of the conditions and events and the mitigating factors.

•	Whether there is any possibility that you would discontinue operations.

•	Detailed description of your plans for dealing with the adverse effects of the conditions and events.

•	A discussion regarding the recoverability or classification of assets and liabilities.

Response: Your comment has been complied with. See revised Footnote 5.

Undertakings

60.
Comment: Since this is a Rule 415 and not a Rule 430A offering, the undertakings required by Item 51 2(f) of Regulation S-B are inapplicable. Please revise. Also, provide the undertakings required by Item 512(g) of Regulation S-B.

Response: Your comment has been complied with.

Signatures

61.
Comment: IMMS' controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. instructions 1 and 2 for signatures on Form SB-2, and revise.

Response: Your comment has been complied with.

Exhibits

62.
Comment: Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T. This exhibit index and Item 27 of Form SB-2 are not synonymous.

Response: An Exhibit Index has been provided.

Exhibit 3(ii).1

63.	Comment: The exhibit includes the bylaws of North American Association for Commerce Enabled Small Businesses and not IMMS' bylaws. Please revise.

Response: The Bylaws of IMMS have been submitted as the appropriate exhibit.

Exhibit 5.1

64.	Comment: The purpose of the phrase "the amended "Registration Statement" in the first paragraph's first line is unclear. Please revise.

Response: Your comment has been complied with

65.
Comment: Since this is an offering of 3,055,000 shares of common stock by the selling shareholders listed in the prospectus, please delete the reference to "the Company" in the first paragraph's third line.

Response: Your comment has been complied with.

66.	Comment: Inclusion of the third paragraph's second sentence is inappropriate. Please delete.

Response: Your comment has been complied with.

67.
Comment: Counsel must consent also to being named under "Legal Matters" in the registration statement. paragraph 23 of Schedule A of the Securities Act and Rule 436 of Regulation C under the Securities Act, and revise.

Response: Your comment has been complied with.

Exhibit 23.2

68.
Comment: We note the disclosure that the report of your independent public accountant is included in exhibits to your registration statement. However, the report is not included in any of the exhibits to your registration statement. Please have your auditor revise or advise. In addition, please have your auditor revise his consent to consent to the reference to him in the experts section on page 30 of your registration statement.

Response: Your comment has been complied with.

On behalf of the Company, we have arranged for delivery to the attention of each of Edward M. Kelley and Ryan E. Rohn of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 1, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 619-702-8690 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

de Castro P.C.

By: /s/ Audie J. de Castro
Audie J. de Castro